Computershare

IAMGOLD CORPORATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

HELD ON MAY 18, 2011

FINAL SCRUTINEERS' REPORT

33	SHAREHOLDERS IN PERSON, REPRESENTING	100,453	SHARES
220	SHAREHOLDERS BY PROXY, REPRESENTING	292,109,765	SHARES
253	TOTAL SHAREHOLDERS, HOLDING	292,210,218	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 374,747,548

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 77.98 %

FLORENCE SMITH
SCRUTINEER

MATTHEW GEMMELL
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

IAMGOLD CORPORATION
ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON MAY 18, 2011

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect Derek Bullock as Director	280,322,073	0	610,690	0	11,177,002	99.78%	0.00%	0.22%
Elect John E. Caldwell as Director	280,729,256	0	203,507	0	11,177,002	99.93%	0.00%	0.07%
Elect Donald K. Charter as Director	248,926,991	0	32,005,772	0	11,177,002	88.61%	0.00%	11.39%
Elect W. Robert Dengler as Director	280,722,188	0	210,575	0	11,177,002	99.93%	0.00%	0.07%
Elect Guy G. Dufresne as Director	280,724,828	0	207,935	0	11,177,002	99.93%	0.00%	0.07%
Elect Stephen J. J. Letwin as Director	280,617,648	0	315,115	0	11,177,002	99.89%	0.00%	0.11%
Elect Mahendra Naik as Director	280,548,127	0	384,636	0	11,177,002	99.86%	0.00%	0.14%
Elect William D. Pugliese as Director	280,439,626	0	493,137	0	11,177,002	99.82%	0.00%	0.18%
Elect John T. Shaw as Director	280,720,815	0	211,948	0	11,177,002	99.92%	0.00%	0.08%
Appointment of Auditors	291,241,906	0	867,859	0	0	99.70%	0.00%	0.30%
Advisory Vote on Executive Compensation	279,819,823	1,112,940	0	0	11,177,002	99.60%	0.40%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	220
TOTAL SHARES ISSUED & OUTSTANDING:	374,747,548
TOTAL SHARES VOTED:	292,109,765
TOTAL % OF SHARES VOTED:	77.95%

FLORENCE SMITH
SCRUTINEER

MATTHEW GEMMELL
SCRUTINEER